Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220046

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 14, DATED DECEMBER 17, 2019
TO THE PROSPECTUS, DATED APRIL 29, 2019

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 29, 2019 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2019, Supplement No. 2, dated May 16, 2019, Supplement No. 3, dated June 14, 2019, Supplement No. 5, dated July 18, 2019, Supplement No. 6, dated July 23, 2019, Supplement No. 7, dated August 16, 2019, Supplement No. 8, dated August 16, 2019, Supplement No. 9, dated September 16, 2019, Supplement No. 10, dated October 17, 2019, Supplement No. 11 dated October 30, 2019, Supplement No. 12 dated November 14, 2019 and Supplement No. 13 dated November 14, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.	to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of January 1, 2020;

C.	to disclose the calculation of our November 30, 2019 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

D.to provide an update regarding distributions declared;

E.to update disclosure in the “Experts” section of the Prospectus; and

F.to update disclosure in the "Management" section of the Prospectus.

A.	Status of Our Current Public Offering

As of December 17, 2019, we have received gross proceeds of approximately $444.3 million from the sale of 43.1 million shares of our common stock through our current public offering, including proceeds from our distribution reinvestment plan. As of December 17, 2019, approximately $1,562.8 million of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $492.9 million of shares available under our distribution reinvestment plan.

B.	January 1, 2020 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of January 1, 2020 (and repurchases as of December 31, 2019) is as follows:

	Offering Price	Transaction Price
	(per share)	(per share)
Class T	$10.55	$10.18
Class S	$10.55	$10.18
Class D	$10.18	$10.18
Class I	$10.18	$10.18

The transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2019. The NAV per share as of November 30, 2019 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.	November 30, 2019 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.hinessecurities.com/hgit and is also available on our toll-free information line at (888) 220-6121. Please see “Valuation Policy and Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S., Inc., or Altus, the independent valuation firm we have engaged to assist in the determination of our NAV per share and to provide us with a conclusion with respect to the reasonableness of our NAV per share for each class of shares of our common stock. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus concluded that the new NAV per share of our common stock as of November 30, 2019 set forth below is reasonable.

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of November 30, 2019 and October 31, 2019 (the NAV per share is the same for each class of shares of our common stock):

	November 30, 2019		October 31, 2019
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$1,617,575	$20.49	$1,449,212	$19.16
Other assets	63,613	0.81	136,902	1.81
Debt and other liabilities	(877,716)	(11.12)	(814,015)	(10.76)
NAV	$803,472	$10.18	$772,099	$10.21
Shares outstanding	78,955		75,637

Hines Global’s consolidated balance sheet as of November 30, 2019 includes a liability of $22.0 million related to distribution and stockholder servicing fees payable to Hines Securities, Inc., (the "Dealer Manager") in future periods with respect to shares of its common stock. The NAV per share as of November 30, 2019 does not include any liability for distribution and stockholder servicing fees that may become payable after November 30, 2019, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of its common stock.

The valuations of our real properties as of November 30, 2019 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. However, the table below excludes assumptions related to properties acquired in the past 12 months since the acquisition cost of these properties will serve as their value for a period of up to one year following their acquisition, in accordance with our valuation policy.

	Office	Industrial	Retail	Residential/Living	Weighted-Average Basis
Capitalization rate	5.56%	5.83%	6.50%	5.42%	5.75%
Discount rate / internal rate of return (“IRR”)	6.37%	6.02%	6.88%	6.33%	6.38%
Average holding period (years)	8.7	9.0	10.0	10.0	9.4

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Weighted-Average Values
Capitalization rate (weighted-average)	0.25% decrease	3.48%	3.06%	2.28%	3.46%	3.17%
	0.25% increase	(3.17)%	(2.81)%	(2.11)%	(3.84)%	(3.09)%
Discount rate (weighted-average)	0.25% decrease	1.77%	1.77%	1.86%	1.69%	1.76%
	0.25% increase	(1.73)%	(1.73)%	(1.82)%	(2.13)%	(1.86)%

D.	Distributions Declared
With the authorization of our board of directors, we declared monthly distributions for the month of December 2019 for each class of our common stock at the following rates (as rounded to the nearest three decimal places):

December 2019	Gross Distribution	Distribution and Stockholder Servicing Fee	Net Distribution
Class T Shares	$0.052	$0.008	$0.044
Class S Shares	$0.052	$0.008	$0.044
Class D Shares	$0.052	$0.002	$0.050
Class I Shares	$0.052	$—	$0.052
Class AX Shares	$0.052	$—	$0.052
Class TX Shares	$0.052	$0.008	$0.044
Class IX Shares	$0.052	$0.002	$0.050

The net distributions for each class of shares of our common stock (which represents the gross distributions less the distribution and stockholder servicing fee for each applicable class of shares of common stock) will be payable to stockholders of record as of the close of business on December 31, 2019, and will be paid on the first business day of January 2020. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Distributions reinvested pursuant to our distribution reinvestment plan will be reinvested in shares of the same class of shares as the shares on which the distributions are being made.  Some or all of the cash distributions may be paid from sources other than cash flows from operations.

E.	Update to Experts
The following updates the “Experts” disclosure on page 240 of the Prospectus:
The statements included in this Supplement under Section B, “November 30, 2019 NAV Per Share,” relating to the role of Altus as the independent valuation firm, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations.

F.	Update to the “Management-Our Officers and Directors” and “Management-Our Advisor and Our Advisory Agreement” sections of the Prospectus

As previously reported, our board of directors unanimously approved an executive succession plan (the “Succession Plan”) in connection with strategic changes within the global investment management platform of Hines. Hines informed our board that it believes that such changes will best position Hines for long-term growth as one of the premier real estate firms in the world, and will enable Hines to continue providing best-in-class investment advisory and management services to us and our investors well into the future. While many of the transitions pursuant to the Succession Plan were effective on June 30, 2019, we had indicated that certain additional transitions were expected to be announced later in the year. Accordingly, pursuant to the Succession Plan, the following additional leadership transitions have been approved by our board, effective as of December 31, 2019, and the biographies of individuals transitioning into new roles are set forth below:

•
Chief Executive Officer (“CEO”) and President. Sherri W. Schugart will transition her role as CEO to Jeffrey C. Hines, who will also continue to serve as Chairman of our board. Ms. Schugart will also transition her role and responsibilities as President to Alfonso J. Munk. Ms. Schugart is expected to remain as an Executive Advisor to the CEO, our board, and management through July 2020 in order to ensure an orderly transition. She also currently intends to continue to serve as a director, CEO and President of Hines Global REIT and as Chairman of the Board and CEO of HMS. In addition, Ms. Schugart intends to serve in certain management positions at other Hines-affiliated entities and funds through July 2020.

•
Chief Investment Officer (“CIO”). In connection with his election to serve as a director on our board in September 2019, David L. Steinbach will transition his responsibilities as our CIO into two newly-created positions: Chief Investment Officer - Americas and Chief Investment Officer - Europe, each of which will have a specific geographic focus, further providing us with regionally-based expertise around the globe. In addition to serving as our President, Mr. Munk will serve as our Chief Investment Officer - Americas and Alex Knapp will serve as our Chief Investment Officer - Europe.

The biographies of the individuals appointed to new positions as discussed above follow:

Jeffrey C. Hines, Chief Executive Officer and Chairman of the Board, Age 64. Mr. Hines is the co-owner, President and CEO of Hines and has served as Chairman of our board and Chairman of the managers of the general partner of our Advisor since July 2013. Mr. Hines was appointed to serve as the CEO for us and the general partner of our Advisor, with such appointments to be effective on December 31, 2019. Mr. Hines has also served as the Chairman of the Board of Hines Global REIT and Chairman of the managers of the general partner of Hines Global Advisors, LP since December 2008. Additionally, Mr. Hines served as the Chairman of the Board of Hines REIT and the Chairman of the managers of the general partner of Hines Advisors Limited Partnership, the advisor to Hines REIT, from August 2003 through the liquidation and dissolution of Hines REIT in August 2018.  He also served as a member of the management board of Core Fund, from August 2003 through the liquidation and dissolution of the Core Fund in December 2018. As the President and CEO of Hines, he is responsible for overseeing all firm policies and procedures as well as day-to-day operations and is a member of Hines’ Executive and Investment Committees. He became President of the general partner of Hines in 1990 and Chief Executive Officer of the general partner of Hines in January 2008 and has overseen a major expansion of the firm’s personnel, financial resources, domestic and foreign market penetration, products and services. He has been a major participant in the development of Hines’ domestic and international acquisition program and currently oversees a portfolio of $124.3 billion in assets under management. Mr. Hines graduated from Williams College with a B.A. in Economics and holds a M.B.A. from Harvard Business School.

Alfonso J. Munk, President and Chief Investment Officer - Americas, Age 45. Mr. Munk joined Hines in October 2019 as Chief Investment Officer-Americas.  He was appointed to serve as President and Chief Investment Officer - Americas for us and the general partner of our Advisor, with such appointments to be effective on December 31, 2019. Prior to joining Hines, Mr. Munk was the Managing Director, Americas Chief Investment Officer and head of Latin America for PGIM Real Estate, Prudential Financial’s global real estate investment arm, from 2012 to October 2019. As Managing Director, Mr. Munk was responsible for overseeing PGIM Real Estate’s Americas transaction activities, real estate debt strategies and the management of operations in Latin America. Mr. Munk’s responsibilities as Americas Chief Investment Officer and head of Latin America included overseeing all Americas transaction activities (acquisitions and dispositions of more than $8 billion annually), developing and implementing PGIM Real Estate Latin America’s strategy and overseeing PGIM Real Estate Debt Strategies. Mr. Munk graduated from Cornell University with a B.S. in Business and Hospitality Administration and received his M.B.A. from The Wharton School, University of Pennsylvania, with a concentration in Finance and Real Estate.

Alex Knapp, Chief Investment Officer - Europe, Age 42. Mr. Knapp joined Hines in September 2008 and was appointed to serve as Chief Investment Officer - Europe for us and the general partner of our Advisor, with such appointments to be effective on December 31, 2019. Since April 2019, Mr. Knapp has served as Chief Investment Officer - Europe for Hines. Previously, Mr. Knapp served as Senior Managing Director of Hines from February 2018 to March 2019 and Managing Director of Hines UK from December 2013 to February 2018. During his time at Hines, Mr. Knapp has had lead roles on more than £1 billion of commercial transactions ranging from core acquisition to ground up development. Mr. Knapp has overseen the expansion of the Hines student housing program under the aparto operating brand, which comprises 14 developments in the UK, Ireland and Italy, with a GDV of more than £600 million. Mr. Knapp also led Hines’ efforts in the living sector - including residential for rent, student and hotels on a pan-European basis. Prior to joining Hines in 2008, Mr. Knapp spent five years at the Renzo Piano Building Workshop working in Paris, France and Genova, Italy. Mr. Knapp graduated from Rice University with a Bachelor of Architecture and holds a Masters in Real Estate Development from Massachusetts Institute of Technology.